HudBay Minerals Inc.

25 York Street, Suite 800

Toronto, Ontario

M5J 2V5, Canada

January 3, 2012

VIA EDGAR AND HAND DELIVERY

Mail Stop 4628

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4631

Re:	HudBay Minerals Inc.
Form 40-F for Fiscal Year Ended December 31, 2011
Filed April 2, 2012
File No. 001-34244

Dear Ms. Jenkins:

On behalf of HudBay Minerals Inc. (“Hudbay” or “the company”), this letter responds to the letter of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), dated December 18, 2012, setting forth comments to Hudbay’s Form 40-F for the Fiscal Year Ended December 31, 2011 (the “Form 40-F”).  Set forth below are the Staff’s comments, indicated in bold, and Hudbay’s responses.  Any terms not defined herein shall have the meanings set forth in the Form 40-F. Dollar amounts referred to herein are in thousands of Canadian dollars.

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 99.2
Notes to Consolidated Financial Statements, page 7
Note 2. Basis of preparation, page 8

(a) Statement of compliance, page 8

Please provide us with the effective date of IFRS you used to determine which accounting policies to apply.  Please refer to the guidance in IFRS 1, particularly paragraphs 7 and 8.

Response:  The effective date of IFRS Hudbay used to determine which accounting principles to apply is December 31, 2011.  We intend to disclose this information in relevant future filings.

Note 7. Revenue and expenses, page 42

(c) Share-based payment and expense, page 43

                                                Please reconcile for us the amounts presented under this section to the share-based payments amounts included under the employee benefits expense section on page 44.

Response:  The primary difference relates to $619 of Hudbay’s matching contributions to the Employee Share Purchase Plan (“ESPP”) which were inadvertently disclosed as ‘cash-settled deferred share units’.  ESPP should not have been classified as part of share-based payments as there is no link to fluctuations in share price beyond the time employees purchase shares and the company’s matching of employee contributions; consequently such amounts are not included in note 7(c), but should be included in note 7(d), and disclosed separately as shown below in the updated comparative disclosure example.

The remaining differences are immaterial errors relating to the duplication of $482 of cash-settled restricted share units and the duplication and misclassification of $68 of equity-settled stock options.  We intend to correct these errors in the comparatives to Hudbay’s 2012 annual financial statements, and will include the relevant disclosure with respect to the correction of an immaterial error in the Basis of Preparation note to such financial statements.  Immediately after the reconciliation below, we have provided an example of such disclosure for your convenience.

Please refer to the reconciliation presented below in tabular form.

Reconciliation of Share Based Payment Expense

December 2011

(in thousands of Canadian dollars)

	Per note 7(c)	Per note 7(d)	Reconciling difference	Explanations
Equity-settled stock options	$1,965	$2,033	$68	(a)
Cash-settled deferred share units	$(753)	$(134)	$619	(b)
Cash-settled restricted share units	$1,825	$2,307	$482	(c)
	$3,037	$4,206	$1,169

Explanations:

(a)         The difference is due to an inadvertent duplication of $34, and a misclassification of employee share purchase plans of $34, as part of equity-settled stock options.

(b)         The difference relates to Employee Share Purchase Plan which should have been disclosed as a separate line item — see the example below of how we intend to disclose this expense in future filings beginning with the notes to our 2012 annual consolidated financial statements.

(c)          Inadvertent duplication of cash-settled restricted share units (considered immaterial; this will be corrected in the comparative to the note to the 2012 annual consolidated financial statements).

Example of Note 7(d) with correction to comparatives as we intend to disclose in our 2012 annual consolidated financial statements:

(d)              Employee benefits expense

	Year ended
	December 31
	2012	2011
Current employee benefits	—	123,185
Profit-sharing plan expense	—	21,785
Share-based payments
Equity settled stock options	—	1,965
Cash-settled deferred share units	—	(753)
Cash-settled restricted share units	—	1,825
Employee share purchase plan	—	994
Post-employment benefits
Defined benefit plans	—	9,008
Defined contribution plans	—	775
Other post-retirement employee benefits	—	10,795
Termination benefits	—	2,071
	—	171,650

This table presents employee benefits expense recognized in our income statement, including amounts transferred from inventory upon sale of goods.

The company’s Manitoba operations has a profit sharing plan whereby 10% of Manitoba’s after tax profit (excluding provisions or recoveries for deferred income tax and deferred mining tax) for any given fiscal year will be distributed to all eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

Example of narrative we intend to include in Note 2 “Basis of Preparation”:

(f) Correction of immaterial error:

The Group identified an immaterial error in note 7(d) to the 2011 consolidated annual financial statements. The amount disclosed as Equity-settled stock options, Cash-settled deferred share units, and Cash-settled restricted share units of $2,033, $(134), and $2,307, respectively, should have been $1,965, $(753), and $1,825, respectively.  In addition, the Group has also included an additional line item titled ‘Employee share purchase plan’ in the amount of $994 for the comparative year ended December 31, 2011.  The Group has corrected the error in the comparative amounts in note 7(d) ‘Employee benefits expense’ to the current consolidated annual financial statements. The results of operations and the financial position of the company remained unchanged.

*                                                                                         *                                                                                         *

In connection with the foregoing responses to the Staff’s comments, HudBay acknowledges that:

•                  Hudbay is responsible for the adequacy and accuracy of the disclosure in its Form 40-F;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Hudbay may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Mark L. Mandel at (212) 530-5026 or Dean W. Sattler at (212) 530-5629, both of Milbank, Tweed, Hadley & McCloy LLP.  In addition, please feel free to contact me at (416) 362-0615.

Sincerely,

/s/ David S. Bryson
David S. Bryson
Chief Financial Officer

cc:	David S. Bryson — HudBay Minerals Inc.
Patrick Donnelly — HudBay Minerals Inc.
Mark L. Mandel — Milbank, Tweed, Hadley & McCloy LLP
Dean W. Sattler — Milbank, Tweed, Hadley & McCloy LLP